RITE AID CORPORATION

30 Hunter Lane

Camp Hill, PA 17011

March 8, 2006

SENT VIA EDGAR AND FACSIMILE (202) 772-9217

Mr. Mark Brunhofer

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Rite Aid Corporation
Form 10-K for Fiscal Year Ended February 26, 2005
File No. 1-058742

SEC Comment Letter dated February 7, 2006

Rite Aid Corporation
Response letter filed February 21, 2006

Dear Mr. Bruhnhofer:

We are responding to your additional questions we discussed in our telephone conversation on March 7, 2006.

A/R Securitization – SFAS 140 paragraph 10 (a) - servicing assets and liabilities

As outlined in the transaction documents, the company has agreed to take on servicing responsibilities for the commercial paper conduit. We believe that there is no asset or liability to record since the benefits of servicing are just adequate to compensate us as servicer for our servicing responsibilities.

Missing Acknowledgement

We acknowledge that:

•  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions, please call me directly at (717) 731-6540.

/s/ Kevin Twomey
Kevin Twomey
Executive Vice President and Chief Financial Officer